UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-86012
AMERISOURCEBERGEN EMPLOYEE INVESTMENT PLAN
(Full title of the plan)
AMERISOURCEBERGEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594

(Address of principal executive offices of issuer of securities)	(Zip code)

AmerisourceBergen Employee Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and for the year ended December 31, 2008 with Report of Independent Registered Public Accounting Firm

AmerisourceBergen Employee Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and for the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm
To the AmerisourceBergen Corporation Benefits Committee
We have audited the accompanying statements of net assets available for benefits of the AmerisourceBergen Employee Investment Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 19, 2009

AmerisourceBergen Employee Investment Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2008	2007
Assets
Investments, at fair value
Registered investment companies	$168,309,798	$257,837,598
Common collective trust fund	77,893,230	75,103,237
Common stock funds	29,550,855	40,347,138
Participant loans	9,005,894	8,661,698

Total investments	284,759,777	381,949,671

Receivables
Unsettled trades	93,905	37,348
Participant contributions	—	879,018
Employer contributions	3,672,878	752,771

Total receivables	3,766,783	1,669,137

Net assets available for benefits at fair value	288,526,560	383,618,808

Adjustment from fair value to contract value for interest in common collective trust relating to fully-benefit responsive investment contracts	3,160,936	569,406

Net assets available for benefits	$291,687,496	$384,188,214

See notes financial statements.

AmerisourceBergen Employee Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Additions:
Additions to net assets attributed to:
Interest and dividend income	$13,838,886

Contributions:
Participant	27,521,640
Employer	17,462,685
Rollover	2,909,956

47,894,281

Transfer in from merged plan	7,323,403

Total additions	69,056,570

Reductions:
Reductions of net assets attributed to:
Benefits paid to participants	42,435,651
Administrative expenses	167,567
Net depreciation in fair value of investments	118,954,070

Total reductions	161,557,288

Net decrease	(92,500,718)
Net assets available for benefits:
Beginning of year	384,188,214

End of year	$291,687,496

See notes financial statements.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements
NOTE 1 — DESCRIPTION OF PLAN
The following description of the AmerisourceBergen Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan that covers eligible employees of AmerisourceBergen Corporation and affiliated companies (collectively, the “Company”), who have at least 30 days of continuous employment or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Each year, participants are entitled to contribute 1% to 25% of their pretax annual compensation, as defined in the Plan, to the extent that the contributions comply with Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions and/or transfers from other qualified defined benefit or defined contribution plans. The Company contributes to the Plan for each participating employee an amount equal to 100% of the participant’s contributions up to 3% of eligible pretax compensation and 50% of the participant’s contributions for the next 2% of eligible pretax compensation.
Additional amounts may be contributed to each participating employee’s account for those employees currently employed by the Company on the last day of the last pay period of the Plan year, at the discretion of the Company. The Company elected to make a discretionary contribution of $3,479,035 for the 2008 Plan year. This contribution payment was made by the Company to the Plan in February 2009. No discretionary contributions were made for the 2007 Plan year.
Upon enrollment, a participant may direct the investment of employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options at any time.
Transfers In From Merged Plan
During 2008, assets of $7,323,403 were transferred in from the Bellco Drug Corp. 401(k) Retirement Savings Plan.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements (continued)
Participant Accounts
A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings, and is charged with an allocation of (a) administrative expenses and (b) Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants immediately vest in their own contributions and actual earnings or losses thereon.
In addition, participants are immediately vested in their Company matching contributions, and actual earnings or losses thereon. The vesting of the Company discretionary contribution, if any, is based on a graded schedule as follows:

Vested
Years of Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last twelve months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan Fund. Interest charged on participant loans is credited to the individual participant accounts.
The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed ten years. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at the Prime Rate (as determined by the Administrator as of the date the loan is processed) plus one percent. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2008, participant loans are shown as separate investments of the Plan, with interest rates ranging from 4.0% to 10.5%.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements (continued)
Payment of Benefits
Upon termination of service, death, disability or retirement, the vested portion of a participant’s account, less any loans outstanding, may be distributed in a lump sum (or, in certain defined situations, in annual installments). In addition, hardship withdrawals are permitted if certain criteria are met. Hardship withdrawals require a suspension from contributions to the Plan for a period of six months after receipt of the distribution.
Forfeited Accounts
If participants separate from service before becoming fully vested in their accounts, the portion of the account attributable to nonvested employer contributions plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. During the year ended December 31, 2008, employer matching contributions were reduced by $278,554 from forfeited nonvested accounts. Forfeited nonvested accounts totaled $62,873 and $197,564 at December 31, 2008 and 2007, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s net assets available for benefits after Plan expenses will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.
New Accounting Pronouncements
In October 2008, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS No. 157 effective January 1, 2008. Adoption of FSP FAS 157-3 did not have a material impact on the Plan’s financial statements.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements (continued)
In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP FAS 157-4 supersedes FSP FAS 157-3 and amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS No. 157. FSP FAS 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP FAS 157-4 will have on the Plan’s financial statements.
Use of Estimates
The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of Registered Investment Companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the Common Collective Trust Fund is valued based on information reported by the investment advisor using the audited financial statements of the Common Collective Trust Fund at year-end. The AmerisourceBergen Common Stock Fund and the Pharmerica Common Stock Fund are valued at their year-end closing prices (constituting market value of shares owned, plus un-invested cash position). Participant Loans are valued at their outstanding balances, which approximate fair value.
As described in FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP AAG INV-1”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, Fidelity Managed Income Portfolio II Class II. As required by FSP AAG INV-1, the statements of net assets available for benefits present the fair value of the plan’s holdings of Fidelity Managed Income Portfolio II Class II as of December 31, 2008 and 2007, and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio II Class II is based on information reported by the issuer of the common collective trust at year-end. The contract value of Fidelity Managed Income Portfolio II Class II represents contributions plus earnings, less participant withdrawals and administrative expenses.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements (continued)
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are recorded as a component of dividend income.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3 — FAIR VALUE MEASUREMENTS
Effective January 1, 2008 the Plan adopted SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.
The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Level 1	Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Financial assets and liabilities whose values are based on the following:
a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability;
d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
Level 3	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements (continued)
Below are the Plan’s financial instruments carried at fair value on a recurring basis by their FAS 157 fair value hierarchy levels:

As of December 31, 2008
		Level 1	Level 2
		Quoted Prices	Significant	Level 3
		in Active	Other	Significant
	Total	Markets For	Observable	Unobservable
Investments	Fair Value	Identical Assets	Inputs	Inputs
Registered Investment Companies, Common Stock Funds	$197,860,653	$197,860,653	$—	$—

Common Collective Trust Fund	77,893,230	—	77,893,230	—

Participant Loans	9,005,894	—	—	9,005,894
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2008:

	Beginning	Purchases, Sales, Issuances,	Ending Fair
Investment	Fair Value	Settlements, Net	Value

Participant Loans	$8,661,698	$344,196	$9,005,894
NOTE 4 — RELATED PARTY TRANSACTIONS
The Plan invests in shares of registered investment companies and a common collective trust fund managed by an affiliate of Fidelity Management Trust Company (“Fidelity”). Fidelity acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
The plan held investments in AmerisourceBergen common stock with a fair value of $29,550,831 and $39,377,856 as of December 31, 2008 and 2007, respectively. Dividends of approximately $273,654 were received during the year ended December 31, 2008.

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements (continued)
The plan held investments in PharMerica common stock with a fair value of $24 and $969,282 as of December 31, 2008 and 2007, respectively.
NOTE 5 — INVESTMENTS
The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2008	2007
Legg Mason Value Trust Fund, Inc. — Financial Intermediary Class	$14,909,897	$39,456,227
Fidelity Growth Company Fund	19,256,604	29,117,965
Fidelity Diversified International Fund	20,318,146	39,075,128
Fidelity Freedom 2020 Fund	16,463,506	23,090,388
Fidelity Managed Income Portfolio II Class II (stated at contract value)	81,054,166	75,672,643
AmerisourceBergen Common Stock Fund	29,550,831	39,377,856
Allianz NFJ Dividend Value Fund — Institutional Class*	—	19,733,859
PIMCO Total Return Fund — Institutional Class**	21,284,639	—

*	Investment represented less than 5% of the Plan’s net assets available for benefits at December 31, 2008.

**	Investment represented less than 5% of the Plan’s net assets available for benefits at December 31, 2007.
During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Registered investment companies	$(111,402,736)
Common stock funds	(7,551,334)

$(118,954,070)

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements (continued)
NOTE 6 — TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 5, 2008, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
NOTE 7 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$291,687,496	$384,188,214
Adjustment from contract value to fair value for interest in common collective trust relating to fully-benefit responsive investment contracts	(3,160,936)	(569,406)

Participant loans deemed distributed	(116,893)	(88,668)

Net assets available for benefits per Form 5500	$288,409,667	$383,530,140

AmerisourceBergen Employee Investment Plan
Notes to Financial Statements (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended
December 31,
2008

Benefits paid to participants per the financial statements	$42,435,651
Add: Amounts allocated on Form 5500 to deemed distributions of participant loans	93,928
Less: Amounts allocated on Form 5500 to repayments on participant loans previously deemed distributed	(65,703)

Benefits paid to participants per Form 5500	$42,463,876

Schedule 1
AmerisourceBergen Employee Investment Plan
EIN: 23-2353106 Plan: 010
Schedule H, line 4i — Schedule of Assets (Held At End of Year)
December 31, 2008

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower, Lessor, or Similar	Rate of Interest, Collateral, Par or
	Party	Maturity Value	Current Value
*	Fidelity Diversified International Fund	Registered Investment Company	$20,318,146
*	Fidelity Growth Company Fund	Registered Investment Company	19,256,604
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	6,502,840
*	Fidelity Freedom Income Fund	Registered Investment Company	940,128
*	Fidelity Freedom 2000 Fund	Registered Investment Company	758,614
*	Fidelity Freedom 2005 Fund	Registered Investment Company	188,254
*	Fidelity Freedom 2010 Fund	Registered Investment Company	4,676,891
*	Fidelity Freedom 2015 Fund	Registered Investment Company	2,298,553
*	Fidelity Freedom 2020 Fund	Registered Investment Company	16,463,506
*	Fidelity Freedom 2025 Fund	Registered Investment Company	2,533,223
*	Fidelity Freedom 2030 Fund	Registered Investment Company	7,566,897
*	Fidelity Freedom 2035 Fund	Registered Investment Company	3,190,075
*	Fidelity Freedom 2040 Fund	Registered Investment Company	5,140,280
*	Fidelity Freedom 2045 Fund	Registered Investment Company	1,648,223
*	Fidelity Freedom 2050 Fund	Registered Investment Company	751,584
*	Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	11,275,468
	Allianz NFJ Dividend Value Fund — Institutional Class	Registered Investment Company	11,989,895
	Dreyfus Structured Mid-Cap Fund — Class I	Registered Investment Company	63
	Legg Mason Value Trust, Inc. — Financial Intermediary Class	Registered Investment Company	14,909,897
	Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio — Class P	Registered Investment Company	3,666,371
	Munder Mid-Cap Core Growth Fund — Class Y	Registered Investment Company	8,378,169
	PIMCO Total Return Fund — Institutional Class	Registered Investment Company	21,284,639
	RS Value Fund — Class A Shares	Registered Investment Company	4,571,415
	Vanguard Strategic Small-Cap Equity Fund	Registered Investment Company	63
*	Fidelity Managed Income Portfolio II Class II	Common Collective Trust Fund	77,893,230
*	AmerisourceBergen Common Stock Fund	Common Stock Fund	29,550,831
	Pharmerica Common Stock Fund	Common Stock Fund	24
*	Participant Loans	Interest rates from 4.0% to 10.5%	9,005,894

Total			$284,759,777

*	Party in Interest
Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AmerisourceBergen Employee Investment Plan
By:	/s/ Jeanne B. Fisher
Jeanne B. Fisher
Senior Vice President, Human Resources AmerisourceBergen Corporation
June 19, 2009

EXHIBIT INDEX

Exhibit
No.	Description

23	11-K Consent Wording — ABC Plan 2008.doc — contains Exhibit 23 — Auditor’s consent